

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2010

Wilson Ferreira Junior, Chief Executive Officer
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil

> **Re:** **CPFL ENERGIA S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 5, 2010**
> **File No. 001-32297**

Dear Mr. Ferreira:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director